Filed Pursuant to Rule 433
Registration No. 333-133007
November 13, 2008

HSBC USA Inc.
$[●]
Buffered Enhanced Market Participation Note
Linked to The iShares® MSCI Emerging Markets Index Fund

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are 15% principal protected, and you may lose up to 85% of your initial investment in the notes.

- **Reference Asset:** The iShares® MSCI Emerging Markets Index Fund (ticker: EEM).
- **Principal Amount:** $1,000 per note, subject to a minimum purchase of 1 note ($1,000).
- **Trade Date:** [November 20, 2008].
- **Pricing Date:** [November 20, 2008].
- **Original Issue Date:** [November 25, 2008].
- **Final Valuation Date:** [December 29, 2009].
- **Maturity Date:** 3 business days after the final valuation date and is expected to be [January 4, 2010]. The maturity date is subject to adjustment as described herein.
- **Payment at Maturity:** For each note, the cash settlement value.
- **Cash Settlement Value:** You will receive a cash payment on the maturity date that is based on the final return (as described below):
    - If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:
        - (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
        - (ii) the product of (a) the principal amount multiplied by (b) the maximum gain;
    - If the final return is between 0.00% and -15.00%, inclusive, you will receive the principal amount; and
    - If the final return is less than -15.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below -15.00%. For example, if the final return is -30.00%, you will suffer a 15.00% loss and receive 85.00% of the original principal amount.
- **Upside Participation Rate:** [300.00]%
- **Maximum Gain:** [36.00 to 44.00]%. The actual maximum gain will be determined on the trade date.
- **Initial Value:** [●], which represents the official closing price of one share of the reference asset on the pricing date, as determined by the calculation agent.
- **Final Value:** The official closing price of one share of the reference asset on the final valuation date, as determined by the calculation agent.
- **Final Return:** The quotient, expressed as a percentage, of (i) the final value of the reference asset minus the initial value of the reference asset divided by (ii) the initial value of the reference asset. Expressed as a formula:

$$\left(\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}} \right)$$

- **Official Closing Price:** The official closing price of one share of the reference asset on any scheduled trading day between the pricing date and the final valuation date, inclusive, as determined by the calculation agent and displayed on Bloomberg Professional® service page <EEM UP> <EQUITY>.
- **Form of notes:** Book-Entry.
- **CUSIP and ISIN:** 4042K0TL9 and [●].
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.
- **Agent's Discount:** TBD

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document, page PS-4 of the Product Supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.


HSBC

HSBC SECURITIES (USA) INC.
November 13, 2008

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, any index or stocks underlying the indices, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated November 6, 2008. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this pricing supplement, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, product supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

- If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:

  (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
  (ii) the product of (a) the principal amount multiplied by (b) the maximum gain;

- If the final return is between 0.00% and -15.00%, inclusive, you will receive the principal amount; and

- If the final return is less than -15.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below -15.00%. For example, if the final return is -30.00%, you will suffer a 15.00% loss and receive 85.00% of the original principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the price of the reference asset will increase moderately—meaning that you believe the price of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum gain.

- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -15.00%.

- You are willing to invest in the notes based on the fact your return (as magnified by the upside participation rate) is subject to the maximum gain.

- You are willing to forego dividends paid on the stocks included in the underlying index.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You seek an investment whose return is linked to a reference asset tracking the performance of an underlying index that represents companies in emerging markets.

The notes may not be suitable for you if:

- You do not believe the price of the reference asset will increase over the term of the notes, or you believe the price of the reference asset will increase by more than the maximum gain during the term of the note.

- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -15.00%.

- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

- You prefer a product that provides an upside participation rate of greater than the rate indicated on the cover page of this free writing prospectus.

- You prefer to receive the dividends paid on any stocks included in the underlying index.

- You seek current income from this investment.

- You are unable or unwilling to hold the notes to maturity.

- You seek an investment for which there will be an active secondary market.

- You seek an investment that is 100% principal protected.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You do not seek an investment whose return is linked to a reference asset tracking the performance of an underlying index that represents companies in emerging markets.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the underlying index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset".

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 85% of Your Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final return is below -15.00%. In that event, you will lose 1.00% of the principal amount for each percentage point that the final return is below -15.00%. Accordingly, you may lose up to 85.00% of your investment in the notes.

The Value of Shares of the Reference Asset may not Completely Track the Value of the Index that Underlies the Reference Asset (the "underlying index").

Although the trading characteristics and valuations of shares of the reference asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the reference asset may not completely track the value of the underlying index. The reference asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the reference asset may not actually hold all of the stocks that comprise the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, the reference asset may not fully replicate the performance of the underlying index.

An Investment in the Notes is Subject to Risks Associated with Foreign Securities Markets.

The stocks included in the iShares® MSCI Emerging Markets Index, which is the underlying index for the reference asset, and that is generally tracked by the reference asset have been issued by the companies in the applicable foreign country or countries. Although the trading price of shares of the reference asset are not directly tied to the value of its underlying index or the trading price of the stocks that comprise its underlying index, the trading price of shares of the reference asset is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the applicable foreign country or countries, as measured by the applicable underlying index. This means that the trading price of shares of the reference asset is expected to be affected by factors affecting securities markets in the applicable foreign country or countries.

Investments in securities linked to the value of foreign securities markets involve certain risk. Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Although many of the component stocks in the applicable underlying index are listed or traded on foreign securities markets which constitute "designated offshore securities markets" under Regulation S, certain of the component stocks in the applicable underlying index are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain component stocks in the applicable underlying index may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

An Investment in the Notes is Subject to Currency Exchange Risk.

Because the underlying index is denominated in U.S. dollars, the prices of the component stocks included in the underlying index will be converted into U.S. dollars for the purposes of calculating the value of the such index and, thus, noteholders will be exposed to currency exchange rate risk with respect to the currency or currencies represented in the underlying index. A noteholder's net exposure will depend on the extent to which the currency or currencies of the component stocks included in the underlying index strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the respective currency or currencies, the value of the reference asset may be adversely affected, and the principal payment at maturity of the notes may be reduced.

Uncertain Tax Treatment.

For a complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying Product Supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to its initial value. We cannot predict the final value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial value of the reference asset used in the illustrations below is not the actual initial value of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the upside participation rate is equal to 300.00%, that the maximum gain is 40.00% and that if the final return is below -15.00%, investors will lose 1.00% of the original principal amount of their notes for each percentage point that the final return is below -15.00%.

Example 1: The reference asset increases moderately in value over the term of the notes.

Reference Asset	
Initial Value	20.00
Final Value	21.00
Final Return	5.00%
Final Return: x Upside Participation Rate:	15.00%
Maximum Gain:	40.00%
Cash Settlement Value:	$1,150.00

Because the final return is positive, the cash settlement value equals principal amount plus the lesser of (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum gain. Accordingly, at maturity, the cash settlement value in this example would equal $1,150.00.

Example 1 shows that you are assured a positive return of your principal investment where the final value of the reference asset exceeds its initial value on the final valuation date. Nonetheless, the receipt of only the original principal amount plus a positive return at maturity may be less than the rate that you would have received from a conventional debt security.

Example 2: The reference asset increases significantly in value over the term of the notes.

Reference Asset	
Initial Value	20.00
Final Value	25.00
Final Return	25.00%
Final Return: x Upside Participation Rate:	75.00%
Maximum Gain:	40.00%
Cash Settlement Value:	$1,400.00

Because the final return is positive, the cash settlement value equals principal amount plus the lesser of (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum gain. Accordingly, at maturity, the cash settlement value in this example would equal $1,400.00.

Example 2 shows that the return on your investment in the notes would be capped by the maximum gain in situations where the final return multiplied by the upside participation rate exceeds the maximum gain.

Example 3: The reference asset declines slightly in value over the term of the notes.

Reference Asset	
Initial Value	20.00
Final Value	19.00
Final Return:	-5.00%
Cash Settlement Value:	$1,000

Here, the final return is -5.00%.

Because the final return is negative, but is not less than -15.00%, you will receive a cash settlement value equal to the original principal amount of the notes. Accordingly, the cash settlement value in this example would equal to $1,000.

Example 3 shows that you are assured the return of your principal investment where the value of the reference asset experiences a decrease of no greater than 15.00% over the term of the notes. Nonetheless, the receipt of only the original principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 4: The value of the reference asset declines significantly over the term of the notes.

Reference Assset	
Initial Value	20.00
Final Value	14.00
Final Return:	-30.00%
Cash Settlement Value:	$850.00

Here, the final return is –30.00%.

Because the final return is negative and is less than -15.00%, you would lose 1.00% of the original principal amount of your notes for each percentage point that the final return is below -15.00%. Accordingly, at maturity, the cash settlement value would be equal to $850.00, and you would suffer a loss of 15.00% of your principal amount.

Example 4 shows that you may lose up to 85.00% of the original principal amount of your notes if the final return falls below -15.00%.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 note for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a hypothetical upside participation rate of 300.00% and a maximum gain of 40.00%. The table also assumes that if the final return is less than -15.00%, you will lose 1.00% of the original principal amount of your notes for each percentage point that the final return is below -15.00%.

Assumptions:

- Principal Amount: $10,000

- Maximum Gain: 40.00%

- Upside Participation Rate: 300.00% if the final return is positive

- Partial Principal Protection: The initial 15.00% of any negative final return

- Reference Asset Performance: 100% to -100%

Performance of the Reference Asset	Performance of the Notes		
Final Return	**Upside Participation Rate**	**Return on the Notes (%)**	**Payment at Maturity**
100.00%	300.00%	40.00%	$14,000
90.00%	300.00%	40.00%	$14,000
80.00%	300.00%	40.00%	$14,000
70.00%	300.00%	40.00%	$14,000
60.00%	300.00%	40.00%	$14,000
50.00%	300.00%	40.00%	$14,000
40.00%	300.00%	40.00%	$14,000
30.00%	300.00%	40.00%	$14,000
20.00%	300.00%	40.00%	$14,000
10.00%	300.00%	40.00%	$14,000
5.00%	300.00%	15.00%	$11,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	0.00%	$10,000
-10.00%	N/A	0.00%	$10,000
-15.00%	N/A	0.00%	$10,000
-20.00%	N/A	-5.00%	$9,500
-30.00%	N/A	-15.00%	$8,500
-40.00%	N/A	-25.00%	$7,500
-50.00%	N/A	-35.00%	$6,500
-60.00%	N/A	-45.00%	$5,500
-70.00%	N/A	-55.00%	$4,500
-80.00%	N/A	-65.00%	$3,500
-90.00%	N/A	-75.00%	$2,500
-100.00%	N/A	-85.00%	$1,500

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index. All disclosures contained in this free writing prospectus regarding the reference asset and the underlying index, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset, the underlying index or stocks comprising the underlying index contained in this free writing prospectus. You should make your own investigation into the reference asset, the underlying index as well as stocks included in the underlying index. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The iShares® MSCI Emerging Markets Index Fund

We have derived all information relating to the reference asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares"). iShares has no obligation to continue to publish, and may discontinue publication of, the reference asset. iShares is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

The reference asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The reference asset uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the reference asset may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA is the investment advisor to the iShares ® MSCI Emerging Markets Index Fund. BGFA will not charge portfolio management fees on that portion of the reference asset's assets invested in shares of other iShares funds.

For additional information regarding iShares, BGFA, the reference asset and the risk factors attributable to the reference asset, please see the relevant portion of the Prospectus, dated January 1, 2007, filed on Form N-1A with the SEC on December 26, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov . In addition, information regarding the reference asset, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares ® website at www.ishares.com .

Representative Sampling

BGFA, as the investment advisor to the reference asset, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

Correlation

The reference asset is an actual investment portfolio. The performance of the reference asset and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference asset, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The reference asset will not concentrate its investments (i.e. , hold 25% or more of its total assets) in a particular industry or group of industries, except that the reference asset will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday, as well as end-of-quarter closing prices, of the reference asset on the primary exchange for each quarter in the period from January 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through November 11, 2008. The closing price of the reference asset on November 11, 2008 was 23.29. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the price of the reference asset will increase relative to the initial value during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	24.72	21.18	22.54
June 30, 2005	24.39	21.53	23.83
September 30, 2005	28.38	23.67	28.32
December 30, 2005	30.00	24.95	29.40
March 31, 2006	33.79	30.00	33.02
June 30, 2006	37.08	27.12	31.23
September 30, 2006	33.33	29.03	32.29
December 31, 2006	38.26	31.63	38.10
March 30, 2007	39.85	34.52	38.75
June 29, 2007	44.62	38.74	43.82
September 30, 2007	50.49	37.15	49.78
December 31, 2007	55.83	47.22	50.10
March 31, 2008	50.75	40.68	44.79
June 30, 2008	52.48	44.43	45.19
September 30, 2008	44.76	30.88	34.53
October 1, 2008 through November 11, 2008	34.29	19.16	23.29

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, Prospectus Addendum, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, Prospectus Addendum, and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

HSBC USA Inc.

$[●]

Buffered Enhanced Market Participation Notes

Linked to The iShares® MSCI Emerging Markets Index Fund

November 13, 2008

FREE WRITING PROSPECTUS